Form C

Cover Page

Name of issuer:

Listener Brands Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/28/2017

Physical address of issuer:

1000 East 87th
F262
Chicago IL 60619

Website of issuer:

http://curlmix.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

30,395

Price:

$3.29000

Method for determining price:

Dividing pre-money valuation $38,404,476 by number of shares outstanding on fully diluted basis.

Target offering amount:

$99,999.55

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,999,997.24

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

24

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,738,277.00	$2,071,672.00
Cash & Cash Equivalents:	$224,868.00	$187,538.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$2,868,360.00	$1,280,164.00
Long-term Debt:	$4,483,590.00	$0.00
Revenues/Sales:	$8,587,650.00	$4,598,119.00
Cost of Goods Sold:	$4,046,891.00	$1,721,825.00
Taxes Paid:	$0.00	$0.00
Net Income:	($4,569,819.00)	($3,109,747.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Listener Brands Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kimberly Lewis	CEO	Curlmix	2017
Timothy Lewis	COO	Curlmix	2017
Leslie Truelove	Chief Marketing and Sales Officer	Cleveland Avenue	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kimberly Lewis	CEO	2017
Timothy Lewis	COO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kimberly Lewis	2913750.0 Common Stock	32.5
Timothy Lewis	2913750.0 Common Stock	32.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion

of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The business operates in a saturated market with well-funded competitors. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

current and future competitors.

The Company relies on third-party suppliers and manufacturers for the production of their products. Any disruption to the supply chain could negatively impact the Company and its ability to produce and sell said products.

The effect of COVID-19's on the economy could cause a negative impact to the skincare product industry due to a decrease in consumer spending.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer.

The Company is a mission driven business that is focused on providing a product that is both safe and environmentally-friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high product costs.

1. Covid-19: Company sales increased during the COVID-19 pandemic. Although the Company has since recovered or was impacted only moderately during this period, it is not guaranteed that the Company will survive or continue operating should a similar economic crisis or recession occur in the near future.
2. Speculative. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

2. No Guarantee of Return. No assurance can be given that the Investor will realize a substantial return on investment, or any return at all, or that the Investor will not lose a substantial portion or all of the investment. For this reason, investors should carefully read the all disclosure material (Form C) and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

3. Tax Consequences May Vary. No representation or warranty of any kind is made by the Company or its management team or advisors with respect to any tax consequences of any investment in the Company. The Investor should seek its own tax advice concerning the tax consequences of an investment in the Company.

4. No Legal or Financial Advice. In making an investment

decision, the Investor must rely on its own examination of the Company and the terms of this offering, including the merits and risks involved. The Investor should consult its own counsel, accountant, financial advisor, or other professional adviser as to investment, legal, tax and other related matters concerning the Lead Investor's proposed investment.

5. Board of Directors The Company's success substantially depends on the efforts of its Board of Directors: Kimberly Lewis, Timothy Lewis, and Leslie Truelove. Investors must rely upon the judgment and skills of these Board of Directors. The loss of the services of any Board of Director may have a material adverse effect on the Company's business and financial condition.

6. Key Personnel.
The Company's success also depends on its Key Personnel: Chief Executive Officer: Kimberly Lewis; and Chief Operations Officer: Timothy Lewis, as well as its ability to recruit, train, and retain qualified management or Key Personnel. The loss of the services of any of Key Personnel, or the Company's inability to recruit, train, and retain qualified management, may have a material adverse effect on the Company's business and financial condition.

7. Control of Company. Control of the Company and all of its operations are, and will remain, solely with its Board of Directors, Officers, and Principal Security Holders. Purchasers of the securities will have no vote and no control over the management and affairs of the Company.

8. Additional Capital Needs. The Company expects that it will need to raise additional capital subsequent to this offering to expand or even continue operating its business, and there is no guarantee that, in such a scenario, such additional capital will be available on terms favorable to the Investor or at all. The Company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that Company will raise any particular amount in this offering or in the subsequent offerings.

9. Certain Factors May Affect Future Success. Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include but are not limited to increased default rates on loans that the Company has made to its members; changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors: Shea Moisture, Devacurl, ; changes in general economic conditions; increases in operating costs, such as the Company's recent employee layoff in order to increase profitability; the Company's ability to obtain grant funding or other loans; and reduced margins caused by competitive pressures. These conditions have had and may have a material adverse effect upon the Company's future business, operating results, financial condition, and the investment of the Investor.

10. Effective Use of Proceeds. The Company may revise the use of proceeds and any other material change of this offering through an amendment of this Agreement, and through an amendment and filing of a Form C/A with the Securities Exchange Commission (SEC). The Investor understands that if the material change occurs during the offering period, then they must reconfirm their commitment within five (5) business days of the amendment in order to accept these changes. Otherwise, the Investor's commitment will be considered cancelled under the Securities Laws. Failure to use such proceeds effectively could harm the business and financial condition of the Company. .

11. Risks Inherent to Manufacturing: The Company is a manufacturing corporation, defined as a corporation that is engaged in the production of some article, thing, or object, by skill or labor, out of raw material, or from matter which has already been subjected to artificial forces, or to which something has been added to change its natural condition. Manufacturing corporations are highly regulated by local, state, and federal regulatory bodies, especially those concerning chemicals used to make cosmetics, beauty and health products. As such, the Company is highly regulated and any changes to these regulations may significantly affect the operations of the company, which can negatively impact the investment of the Investor.

12. Risks Inherent to Federal Regulations of Hair Products: The Company's natural hair products are regulated by the U.S. Food and Drug Administration (FDA), the U.S. Occupational Safety and Health Administration (OSHA), and other applicable rules enforced by local and State agencies as it regards workplace safety, and the authorization, licensing, and good manufacturing practices of the manufacture and sale of food and beverages, cosmetics, pharmaceutical products, dietary supplements, and medical devices. However, the Company's products have not been FDA or OSHA-approved, which may open the Company up to potential litigation, fines, or other sanctions pertaining to the production of its products, and therefore, negatively impact the investment of the Investor. Still, it is not an industry standard nor is it a requirement to have FDA or OSHA approval for natural hair products.

13. Risks Inherent to Online and E-Commerce Businesses:The Company operates primarily online which has certain risks inherent within this form of operating including risks concerning data privacy, consumer protection, cyber security, system reliability, copyright and other intellectual property issues, and logistics issues pertaining to online orders and availability of stock. If any of these issues occur, it could impact the profits and overall operations of the Company, which could undermine the investment of the Investor. It is quite possible that the Investor may lose a portion or its entire investment if any of the foregoing issues occur.

14. Limited Experience: The Company has only been working in the hair and beauty product manufacturing industry since 2017, so the Company's experience in manufacturing is limited. This limited experience may disadvantage the Company and pose a risk to the Lead Investor where a portion or all of its investment may be lost.

portion or all of its investment may be lost.

15. Competition in Natural Hair Care Products Industry: The hair and skin product industry is highly competitive and could become even more competitive, affecting the Company's sales, revenues, and profits. For example, additional competitors could enter the market or there could be increased success among existing competitors: . The Company competes with other similar businesses, including competitors who may have greater access to capital, marketing and sales opportunities, and other resources: Shea Moisture, Curlsmith; and Devacurl. There can be no assurance that the Company will be able to compete successfully, and competitive pressures may affect the Company's ability to earn profits.

16. The Company's Success Depends on the Performance of its Brands: The success of the Company may depend, at least in part, on the continued performance of its brands, including CurlMix® and 4C Only®, which may provide opportunities for further investment into the Company. Any event materially affecting the performance of the Company's brands may have a material adverse effect on the Company, and therefore, the investment of the Investor.

17. Not Registered with SEC and Unrated: The shares offered by the Company have not been registered with the Securities and Exchange Commission (SEC). Instead, the offer and sale of these shares is made in reliance on an exemption from registration pursuant to Regulation Crowdfunding of the SEC. In addition, the shares being offered have not been submitted to any rating agency to obtain an opinion or rating of the risk of investment.

18. New Business: The Company is fairly new and has limited operating history. Therefore, a prospective Investor has little prior performance of the Company upon which they may rely in assessing the future performance of the Company and essentially, the success of their investment.

19. Lack of Liquidity. The Company is not currently publicly traded and there is no established secondary market or exchange for the resale of the shares. An Investor seeking to sell their stock may have great difficulty in finding a buyer or may not find any buyers for the shares at all. Furthermore, unless and until the applicable shares are registered, there will likely be restrictions on the resale of the shares under federal and state securities laws.

20. Limited Transferability of Securities. The Investor should be fully aware that their shares may be transferred only if certain requirements are satisfied as further described in the Term Sheet & Subscription Agreement. The Investor has represented to the Company that it is acquiring the shares for their own investment only and without a view to their immediate resale or distribution.

21. Risk of Litigation & Uninsured Losses. If the Company is subjected to lawsuits or proceedings by government entities

subjected to lawsuits or proceedings by government entities or private parties, or other investors, or becomes the target of a regulatory investigation, then expenses or liabilities arising from any such suit would be borne by the Company. While the Company will seek to maintain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation. Such an event could have a material adverse effect on the Company's operations, which could negatively impact the Investor's investment and the Investor may lose its entire investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 95% towards 1 Month Payroll for Chief Executive Officer, Chief Financial Officer, and other Payroll
5% towards Wefunder intermediary fees

If we raise: **$4,999,997**

Use of Proceeds: 50% towards 48 months of Payroll to CEO, CFO, and other Payroll. Considerations: Ability to recruit and retain talent at target salaries

35% towards 48 months of Marketing Expenses. Considerations: Ability to maintain historic and projected marketing strategies10% towards SG&A5% towards Wefunder intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the

will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is

required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $38,404,476 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Listener Brands Inc. is offering up to 1,519,756 shares of Series Seed Preferred Plus, at a price per share of $3.29.

The campaign maximum is $4,999,997.24 and the campaign minimum is $99,999.55.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole

purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties. Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the

Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred Stock	1,093,228	1093228	Yes
Non-voting Common Stock	2,955,992	0	No
Common Stock	9,852,000	6,363,000	Yes
Series Seed Preferred Plus	2,955,991	1436236	No
Series A Preferred	1520439	1520439	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	5%
Options:	1260190

Describe any other rights:

Preferred Stock has liquidation preferences over Common Stock.

Preferred Series Seed Plus are non-voting shares and shareholders shall not be entitled to vote on any matter that is submitted to a vote or submitted for the consent of the shareholders of the Company.

Preferred Series Seed Plus shareholders shall have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The rights of the securities being offered to investors may be materially limited, diluted, or qualified by the rights of the other classes of stocks whereby the Common Stock, Series Seed Preferred Stock, and Series A Preferred Stock will all have voting and governance rights within the Company that could limit the investors; rights in a material way. For example, these voting investors could vote to change the business operations of the Company, dissolve or sell the Company, or cause the Company to engage in additional offerings. The Company may make other decisions with which the investors disagree, or that otherwise negatively affect the value of the investors' securities in the Company, and the investor will have no recourse to change these decisions. Likewise, the other Preferred Stock investors have certain protective rights that will conflict with the rights of the investors or future investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the investors. Other holders of securities of the Company, such as the Series A Preferred Stockholders, will also have
access to more information than the investors, leaving the investors at a disadvantage with respect to any decisions regarding the stock that they own. See Item #17 for more information. In cases where there are prior loans or other debt obligations of the Company, such as the Promissory Note outlined above, the investors interests in the Company will be impacted in terms of priority and availability of revenues. See Items #17 & 24 for more information. Therefore, the Investor's economic rights could be diminished.
Furthermore, the marketability and value of the investors' interest in the Company will depend upon many factors outside the control of the investors. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors and authorized Officers, and the investors will, unlike the Series A Preferred Stockholders, have no independent right to name or remove an officer or member of the Board of Directors of the Company. The aforementioned changes and decisions by the Company could dilute the interests of the investors, which means that the pro-rata portion of the securities issued by the Company may decrease, and otherwise affect the return on investment for the investors, including resulting in a loss of all or part of their

investment in the Company. This is especially true where the investors have no voting or governance rights to control for this, and will need permission from the existing investors in order to do so.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Yes. Unlike the Series A Preferred Stockholders, the investors will not have any protective rights, as those mentioned above. See Appendix A of the attached subscription agreement, Restated and Amended Articles of Incorporation of the Company for all protective provisions afforded the Series A Preferred Stockholders. The investors will also lack the following rights afforded to the Series A Preferred Stockholders: (a) Conversion Rights, (b) Election of Directors, (c) Inspection & Informational Rights, (d) Participation Rights & Right of First Offer, (e) Registration Rights, and (f) Right of First Refusal and Co-Sale Rights, all of which will be managed at the discretion of the Company, Board of Directors, and Series A Preferred Stockholders.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The voting power of the principal shareholders will significantly affect the purchasers of the securities being offered as together these shareholders hold over 60% of the vote within the Company, as further explained in Item #18.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered have been valued through a pre-money valuation based upon prior
investments, current revenues, projected revenues, and a growth trajectory of the Company over
a three (3) year period.
The Company does not intend to conduct or commission a formal valuation of the Company.
Accordingly, the actual market value of the Company and of the securities being offered may be
materially more or less than the $3.29 price per Stock.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Investors in the Company will hold a subordinated, unsecured interest in the Company with no voting rights as compared to other debtholders and equity shareholders. As such, the investors' economic interest may be negatively impacted due to other obligations that have higher priority and the investors will have no ability to control or influence this lower priority and unsecured status. See Items #17, 18, 19,& 24 for more information.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of

securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Paypal Working Capital
Issue date	12/31/19
Amount	$452,974.00
Outstanding principal plus interest	$46,612.00 as of 01/23/24
Interest rate	30.0% per annum
Current with payments	Yes

Repaid based on a percentage of sales.

Loan

Lender	Shopify Capital
Issue date	12/29/20
Amount	$1,175,670.00
Outstanding principal plus interest	$179,866.00 as of 01/23/24
Interest rate	17.0% per annum
Current with payments	Yes

Repaid based on a percentage of sales.

Loan

Lender	Steans Family Foundation
Issue date	06/01/22
Amount	$3,000,000.00
Outstanding principal plus interest	$3,000,000.00 as of 01/25/24
Interest rate	5.0% per annum
Maturity date	06/01/25
Current with payments	Yes

Relocation & GrantConversion
A. If the Company moves its warehouse and distribution activities to a certain facility in a particular neighborhood no later than January 14, 2025, then $1.5 million of the principal amount will be converted by the creditor into a grant and interest shall stop accruing on that portion of the principal amount. B. Employment. If the Company covenants and agrees that by December 31, 2024, the Company shall cause no fewer than 20 individuals in a certain neighborhood, unless waived by the creditor for Good Reason, as that is defined in the Note.
C. Unsecured Note.D. Subordinate. This Note is subordinate in right of payment Senior Indebtedness, as that is defined in the Note.
E. Informational Rights
F. Matters Requiring
Creditor Approval. The Company covenants and agrees with the creditor, that during such time or times as there remains an unpaid balance on the Note, that it shall not do any of the following without the approval of the creditor:
a. Incur any indebtedness in excess of
$50,000 in a single transaction, or $100,000 in the aggregate that is not already in the Budget, as defined in the Note;
b. Change the principal business of the Company, enter into new lines of business, or exit the current line of business;
c. Enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Company of money or assets greater than $500,000;
d. Make any loan or permit any subsidiary to loan, or own any stock or other securities in any subsidiary or other entity;
e. Guarantee or permit any subsidiary to guarantee any indebtedness, except for trade accounts of the Company.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity

date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2021	Regulation D, Rule 506(c)	Preferred stock	$449,996	General operations
12/2021	Regulation Crowdfunding	Priced Round	$4,275,225	General operations
9/2023	Regulation D, Rule 506(c)	Preferred stock	$3,500,000	General operations
1/2024	Regulation D, Rule 506(c)	Preferred stock	$1,520,439	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Ulta Beauty's Newest Haircare Brand with $32M+ in Lifetime Sales

We believe we have the advantage of launching brands in overlooked segments of the market. So far with curly hair (CurlMix.com) and 4C hair (4CONLY.com). We plan to expand beyond hair with the other brands.

Milestones

Listener Brands Inc. was incorporated in the State of Delaware in June 2017.

Since then, we have:

- ~ $32M lifetime revenue (95% of Sales Online Only)
- $10M in Gross Revenue 2022 + In-house manufacturing
- 260,000+ Customers
- 460 Ulta Beauty Stores
- Investors - Don Thompson, first Black CEO of McDonald's
- Private celebrity investor with substantial industry influence
- Investment is in CurlMix and 4C ONLY, both owned by Listener Brands (Parent Company)

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $8,587,650 compared to the year ended December 31, 2021, when the Company had revenues of $4,598,119. Our gross margin was 52.88% in fiscal year 2022, compared to 62.55% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $3,738,277, including $224,868 in cash. As of December 31, 2021, the Company had $2,071,672 in total assets, including $187,538 in cash.
- *Net Loss*. The Company has had net losses of $4,569,819 and net losses of $3,109,747 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $7,351,950 for the

fiscal year ended December 31, 2022 and $1,280,164 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $6,167,844 in debt, $11,418,298 in equity, and $225,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 5 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Listener Brands Inc. cash in hand is $1,043,693.21, as of January 2024. Over the last three months, revenues have averaged $443,648/month, cost of goods sold has averaged $65,491/month, and operational expenses have averaged $401,476/month, for an average burn rate of $23,319 per month. Our intent is to be profitable in 18 months.
We launched in Ulta in August of 2023. We had higher than usual expenses and COGS leading up to that launch. We made a profit in August, but would expect to lost money on the year.
We are working to get to $1M per month in revenue. We expect to hit this number before summer. During the same period, we expect monthly expenses to be around $800k.

Assuming we raise the full $5M on Wefunder, we do not anticipate raising additional money in the future. This $5M will be enough to help us achieve profitability.

We recently closed $1.5M from Cleveland Ave in January 2024. This funding extends our runway.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds

of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kimberly Lewis, certify that:

(1) the financial statements of Listener Brands Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Listener Brands Inc. included in this Form reflects accurately the information reported on the tax return for Listener Brands Inc. filed for the most recently completed fiscal year.

Kimberly Lewis

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a

Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://curlmix.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
CurlMix Subscription Agreement 2024

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Kimberly Lewis
Leslie Truelove
Timothy Lewis

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- CurlMix Subscription Agreement 2024

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Kimberly Lewis
- Leslie Truelove
- Timothy Lewis

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Listener Brands Inc.

By

Kimberly Lewis

Co-founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kimberly Lewis

Co-founder & CEO

1/26/2024

Timothy Lewis

Co-Founder & COO

1/26/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.